Katapult Holdings, Inc.
5204 Tennyson Parkway, Suite 500
Plano, TX 75024

July 29, 2021

VIA EDGAR

Attention:	Scott Anderegg
Mara Ransom

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549

Re:	Katapult Holdings, Inc.
Registration Statement on Form S-1
Filed June 30, 2021
File No. 333-257583

Ladies and Gentlemen:

This letter sets forth the response of Katapult Holdings, Inc. (the “Company”) to the comments of the staff of the Division of Corporate Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter dated July 21, 2021, with respect to the above referenced Registration Statement on Form S-1 (the “Registration Statement”). Concurrently with the submission of this letter, the Company is filing Amendment No. 1 to the Registration Statement on Form S-1 (the “Revised Registration Statement”). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed thereto in the Registration Statement.

Set forth below is the Company’s response to the Staff’s comments. For the Staff’s convenience, we have incorporated your comments into this response letter in italics.

Registration Statement on Form S-1 filed June 30, 2021

General

1.	Staff’s comment: Please revise your registration statement to include the March 31, 2021 unaudited interim financial statements for FinServ Acquisition Corp. or tell us why you believe they are not required.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the Registration Statement to include the March 31, 2021 unaudited interim financial statements of FinServ Acquisition Corp. beginning on page F-77 of the Revised Registration Statement.

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We respectfully request the Staff’s assistance in completing the review of the Registration Statement, as amended, as soon as possible. Please contact Andrew P. Gilbert of DLA Piper LLP (US) at (973) 520-2550 or Jeffrey Lehrer of DLA Piper LLP (US) at (703) 773-4182 with any questions or further comments regarding the responses to the Staff’s comments.

Sincerely,

KATAPULT HOLDINGS, INC.

By:	/s/ Orlando Zayas
Name:	Orlando Zayas
Title:	Chief Executive Officer

CC: Orlando Zayas, Katapult Holdings, Inc.

Andrew P. Gilbert, DLA Piper LLP (US)